UNITED STATES
	                SECURITIES AND EXCHANGE COMMISSION
	                     Washington, D.C. 20549

	                          Schedule 13D
	                         (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)
	                       (Amendment No. 16)*

	               Boulder Growth & Income Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 101507101
                              (CUSIP Number)

                           Stephen C. Miller, Esq.
                            Krassa & Miller, LLC
                        1680 38th Street, Suite 800
                          Boulder, Colorado  80301
                               (303) 442-2156
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             December 31, 2002
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 101507101
---------------------------------------------------------------------------
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		2,467,800
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,467,800
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	2,467,800
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	   21.79%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		   OO
---------------------------------------------------------------------------







---------------------------------------------------------------------------
CUSIP No. 101507101
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
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3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		            0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	            0
Person With
			10.	Shared Dispositive Power 	      0
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	  0
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	      0%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)			IN
---------------------------------------------------------------------------





                 Amendment No. 16 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., formerly USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

      (a)	Susan L. Ciciora, a trustee of the Trust and Director
of the Company, is the direct beneficial owner of 9,000
Shares, or approximately 0.08% of the 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002. Ms. Ciciora received all 1,000 Shares she requested under the Fund's over-subscription privilege. Ms. Ciciora was notified by her broker via a letter received on January 4, 2003 that 1,000
Shares of the Company had been received and credited to her account on December 31, 2002 at a subscription price of $4.34 per share. This brings Ms. Ciciora's total direct beneficial ownership to 9,000 Shares of the Company.

	(b) 	Stephen C. Miller, Vice President and Director of
Badlands and President and Director of the Company, is the indirect beneficial owner of 7,600 Shares, or approximately
0.07% of the 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002, owned directly by Erma Miller, LLC. The members of Erma Miller, LLC ("EMLLC") are Erma Miller, Stephen C. Miller,
William Miller, Susan Roof, and Cynthia Ziegler. Such members may be deemed to control EMLLC and may be deemed to possess indirect beneficial ownership of the Shares held by EMLLC. Stephen C. Miller or Erma Miller, acting alone, can vote or exercise dispositive authority over Shares held by EMLLC.
EMLLC received all 2,000 Shares requested under the Fund's over-subscription privilege. Mr. Miller received confirmation on January 6, 2003 that 2,000 Shares of the Company had been received and credited to the EMLLC account at a subscription price of $4.34.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the 1,171,400 Shares previously reported in Item 5(c) was $5,083,876.00. The difference between the $5,962,426.00 originally disclosed in Schedule 13D and the $5,083,876.00 actually required to purchase the Shares, is the difference between the $5.09 per share estimated subscription price and the $4.34 per share actual subscription price. Following the close of the Company's rights offering, the final subscription price was calculated and determined to be $4.34 per share, resulting in a credit of $0.75 per share to all participants. As a result, the Trust received a refund in the amount of $878,550.00. The funds used to purchase the above Shares were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under the cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     The total amount of funds required by the Trust to purchase the 125,000 Shares reported in Item 5(c) was $542,500.00. Such Shares were acquired through participation in the Company's over-subscription privilege pursuant to which the Trust was entitled to over-subscribe for additional Shares of Common Stock at an estimated subscription price of $5.09 per share (the actual subscription price was later calculated to be $4.34 per share). Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under the cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	As previously disclosed in Schedule 13D, in addition to fully subscribing to the Company's offering, the Trust also elected to participate in the Company's over-subscription privilege. According to the Company's Prospectus relating to its rights offering, if all rights initially issued were not exercised by shareholders on the expiration date (December 20, 2002), any unsubscribed Shares would be offered to other record date shareholders who fully exercised the rights initially issued to them and who wish to acquire additional Shares. If Shares were insufficient to honor all over-subscriptions, the Company would allocate the available Shares pro-rata among those who over-subscribe based on the number of rights originally issued to them. The Trust over-subscribed for an additional 125,000 Shares at an estimated subscription price of $5.09 for a total of $636,250.00. The Trust received all 125,000 Shares requested. The Shares were credited to the Trust's account on December 31, 2002 at a subscription price of $4.34 per share.

Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a)	The Trust is the direct beneficial owner of 2,467,800
Shares, or approximately 21.79% of the 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust.
Mr. Horejsi disclaims all such beneficial ownership.

		(c) The table below sets forth Shares received by the Trust in connection with its participation in the Company's over-subscription privilege.


       Date              Number of          Subscription
                          Shares               Price

   12/31/2002             125,000              $4.34





                                Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2003


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller

Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B